Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-3788

Date: February 3, 2005

LEGAL INFORMATION

The proposed transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch Petroleum Company (“Royal Dutch”). You are urged to carefully review (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch, regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and The “Shell” Transport and Trading Company (“Shell Transport”) at the SEC’s website at www.sec.gov or the Royal Dutch website at www.shell.com. These documents may also be obtained free of charge by contacting Bart van der Steenstraten, Shell International B.V., FIK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the proposed transaction being satisfied (including the failure of Royal Dutch and Shell Transport shareholders to approve the proposed transaction); the costs related to the proposed transaction; the failure of the proposed transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell plc shares; the accounting implications of the proposed transaction; tax treatment of dividends paid to shareholders and other factors affecting the Royal Dutch/Shell Group of Companies (the “Group”) businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell plc, Royal Dutch and Shell Transport undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

THE FOLLOWING IS THE TRANSCRIPT OF AN INTERVIEW MADE AVAILABLE ON WWW.SHELL.COM ON
FEBRUARY 3, 2005.

The Royal Dutch/Shell Group

4th Quarter and Full Year 2004 Results - 3rd February 2005

An interview with:
Jeroen van der Veer, Group Chief Executive
Royal Dutch/Shell Group of Companies

2004 results headlines

Q.
It’s been quite a year hasn’t it? What for you are the main headlines of today’s results?

A.
For Shell, 2004 was a real year of extremes. Let me start with the good part. Record income, many improvements... Let’s run quickly through the businesses: in Exploration and Production, the good news was that, in the end, the production was close to the high end of the range we indicated. And so production, albeit a bit lower than some years ago, when compared to the market expectation was pretty much in the first quartile. In LNG, Liquefied Natural Gas, we again had an increase in volume and that business is really developing very well. And then Oil Products and Chemicals both had a super year. That is quite interesting because they realised that in a high priced environment. So I feel very good about that.

But then the other side of the extremes, the not so good side, 2004 was the year of the reserves. It took longer, it was very serious, very complex and, even now, today, we have announced a further re-categorisation of 1.4bn barrels. On the other hand, now we can close it. We have done our homework very rigorously and now we can move on.

Q.
And moving on includes the successful restructuring of the Group?

A.
 In 2004, of course, we looked at our corporate structure. And we will propose at the shareholders’ meetings in June that the two parent companies (nearly a hundred years old) Shell Transport and Trading and Royal Dutch, are going to merge. It’s an important step in our history. And then we will have one company, one board, one CEO so we can drive our strategy and, with our desired company culture, can drive that faster.

Q.
Now you’re announcing the re-start of the share buybacks and you’re making an announcement on dividends. Can you expand?

A.
 We have announced today that we will pay dividends of $10bn this year. That is more than normal. And why is that? Because we go to quarterly dividend payments. On top of that, we have re-launched our share buyback programme and we have indicated that we will do, this year, between $3bn-$5bn of buybacks.

Q.
There’s a lot here in this announcement but, first and foremost, these are record financial results so what’s been behind them?

A.
 We had the tailwind of high oil prices and high gas prices. But it was very encouraging that both Oil Products and Chemicals had a really great year and that’s what you normally do not expect if you have high oil and gas prices. And those two businesses, Oil Products and Chemicals, they really worked on their operational performance and their cost controls.

Reserves

Q.
Now can you give us an update then on the reserve issue, which you say, you’ve now finalised?

A.
 Over the past half-year, we started to re-train 3,000 people. They then sent back, sometimes field by field and sometimes a well-by-well analysis and they rebuilt whole databases. And then there was a very careful checking process that every management layer went over. We used our internal auditors. We used external experts of various firms so we had a very rigorous, detailed and solid process.

We had to take a further de-booking of 1.4bn barrels. But the good thing is now that because we have done it with such rigour, we now really know what we have and all the background of our calculations. So now really we can move on.

Q.
But what about your Reserve Replacement Ratio over the next four years? That’s going to be a stretch for you, isn’t it?

A.
 Yes. Over the past year, the Reserve Replacements Ratio — we have still to make the final details — but we expect it will come out between 45 per cent and 55 per cent, whilst our goal is 100 per cent. But what we have indicated to the market is that we take a 5-year period. And over the 5-year period, we would like to have, on the average, 100 per cent replacement. But we know already now — and that is due to the nature of our projects - that in the early years we will be low. But in the last year or the last two years, but especially the last year of the 5-year period, we will have higher replacement figures, because then we will have the ramping up of our projects. So this is a difficult message for the markets, because they think we go too slow. But you have to look at the profile and look at the pipeline of the projects that will come on stream.

Structure update & key priorities

Q.
Can you give an update on the progress that you’re making to unify the structure?

A.
 Yes. It has to go through the shareholders’ meeting on 28th June. We expect that all the documentation for shareholders will come out in May. Basically, we are on track with all our preparations.

Q.
So there’s a lot to do here in the round. What’s going to be your key focus then in the next 6 months?

A.
 The priorities are unchanged for our company. We have to get the reserves issue behind us. We have to keep our eye on the business, which is more upstream and profitable downstream. And you see we done have exactly that in 2004. And so we are on the right track. Then we have to work on the company structure, as I just explained. One company, one board, one CEO. And last, but not least, we have to work on our company culture, our company behaviour. The “Enterprise First” is a very important concept to make our future successful.

Cautionary statement:

The following presentation/press release/speech contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Companies’ businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

Past share performance cannot be relied on as a guide to future performance.